EXHIBIT 99.1

Medicenna Announces Results of Annual and Special Meeting of Shareholders

TORONTO and HOUSTON, Sept. 28, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ, TSX: MDNA), a clinical-stage immuno-oncology company focused on the development of novel Superkines, today announced the voting results from the Company’s annual and special meeting of shareholders held today, September 28, 2023 (the “Meeting”).

Medicenna is pleased to announce that all of the nominees listed in the management information circular dated August 9, 2023 (the “Circular”), were elected as directors. Each director was elected with greater than 97% of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
Dr. Fahar Merchant	22,494,932	97.816%	502,208	2.184%
Mr. Albert Beraldo	22,509,538	97.880%	487,602	2.120%
Ms. Karen Dawes	22,598,451	98.266%	398,689	1.734%
Dr. John (Jack) Geltosky	22,543,861	98.029%	453,279	1.971%
Dr. John Sampson	22,611,787	98.324%	385,353	1.676%

Ms. Rosemina Merchant and Dr. Chandrakant Panchal decided not to stand for re-election at the Meeting. Ms. Merchant remains the Chief Development Officer of the Company. Mr. Albert Beraldo, Lead Independent Director, commented: “On behalf of my fellow board members and the Medicenna management team, I would like to thank Rosemina and Chandra for their service to the Company over the past years.”

The shareholders approved the adoption of an amendment to the Company’s articles to effect a reverse stock split of the Company’s outstanding common shares at a ratio in the range of 1-for-5 to 1-for-15 (the “Reverse Stock Split”), all as more particularly described in the Circular and subject to the determination by the Board of Directors to implement the Reverse Stock Split. If the Board of Directors determines at a later date to implement such Reverse Stock Split, the Company would then announce a Reverse Stock Split ratio and the anticipated effective date of the Reverse Stock Split.

A Reverse Stock Split would reduce the total number of Medicenna’s issued and outstanding common shares, which is expected to result in an increase in the trading price per share. A Reverse Stock Split is primarily intended to ensure that the Company regains compliance with the minimum required closing bid price for continued listing on the Nasdaq. The Company’s management is evaluating all possible options to regain compliance with Nasdaq requirements. The Reverse Stock Split will be implemented only if the Board of Directors considers it in the best interests of the Company.

Medicenna shareholders also voted for the appointment of PricewaterhouseCoopers LLP as auditor of the Company and the approval of the unallocated options under the Company’s stock option plan. A total of 48.457% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

Please refer to the Circular available on SEDAR+ at www.sedarplus.ca for more information on the business transacted at the Meeting. A report on voting results will also be filed on SEDAR+.

About Medicenna
Medicenna is a clinical-stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class class-empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements relating to the Reverse Stock Split. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially”, “equivocally,” and similar expressions and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The effect of a Reverse Stock Split, if implemented, on the trading price of our common shares cannot be predicted with any certainty, and the outcomes of reverse stock splits for other companies are varied, particularly given that investors may view a reverse stock split as a negative indicator. It is possible that the trading price of our common shares after a Reverse Stock Split would not increase in the same proportion as the reduction in the number of our outstanding common shares following the Reverse Stock Split or at all. There can be no assurance that if a reverse stock split is implemented, that the Company will regain compliance with the requirements for continued listing on Nasdaq.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information & Investor Contact:

For further information about the Company please contact:

Delphine Davan
Vice President, Investor Relations and Corporate Communications,
Phone: +1 (647) 474-2641
ddavan@medicenna.com